

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group



SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH. D.C.
209
SECTION

22 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



05009150

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 21 February 2005, Re: Proposed disposal of 100% equity interest in Lion Klang Parade Bhd for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion; and

2) Financial Results Announcement dated 21 February 2005, Re: Second Quarterly Report for the financial period ended 31 December 2004.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH, D.C.



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21-02-2005 05:48:45 PM
Reference No LI-050221-5E597

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Lion Industries Corporation Berhad
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	Wong Phooi Lin
* Designation	:	Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

PROPOSED DISPOSAL OF 100% EQUITY INTEREST IN LION KLANG PARADE BHD ("LKPB") FOR RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE OF RM109.642 MILLION TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW LION GmbH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LKPB")

* **Contents :-**

The Board of Directors refers to the announcements made on 9 November 2004, 9 December 2004, 27 January 2005 and 4 February 2005 in relation to the above and is pleased to announce that the Proposed Disposal of LKPB has been completed on 21 February 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

21 FEB 2005



Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21-02-2005 06:35:02 PM
Reference No LI-050221-A22D0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : LION INDUSTRIES CORPORATION BERHAD
* Stock name : LIONIND
* Stock code : 4235
* Contact person : WONG PHOOI LIN
* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31-12-2004
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30-06-2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


LICB.xls


LICB-A1.xls


LICB-A2a.rtf


LICB-A2b.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31-12-2004	31-12-2003	31-12-2004	31-12-2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1	Revenue	976,161	742,000	2,060,221	1,646,707
2	Profit/(loss) before tax	88,991	8,446	365,849	65,867
3	Profit/(loss) after tax and minority interest	62,637	5,149	293,818	32,821
4	Net profit/(loss) for the period	62,637	5,149	293,818	32,821
5	Basic earnings/(loss) per share (sen)	9.17	0.76	43.14	4.83
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.8400	2.4800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-12-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-12-2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-12-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-12-2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	93,584	41,195	242,787	130,090
2	Gross interest income	6,504	6,443	11,698	15,859
3	Gross interest expense	34,875	36,887	72,566	79,434

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 FEB 2005



LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Second Quarter Ended

31 December 2004

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2003 RM'000	CURRENT YEAR TO DATE 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 RM'000
Revenue		976,161	742,000	2,060,221	1,646,707
Operating expenses		(882,609)	(700,949)	(1,817,499)	(1,516,971)
Other operating income		32	144	65	354
Profit from operations		93,584	41,195	242,787	130,090
Finance costs		(34,875)	(36,887)	(72,566)	(79,434)
Share in results of associated companies		23,778	(2,305)	183,930	(648)
Income from other investments		6,504	6,443	11,698	15,859
Profit before taxation		88,991	8,446	365,849	65,867
Taxation	17	(26,704)	(3,886)	(69,102)	(19,504)
Profit after taxation		62,287	4,560	296,747	46,363
Minority interests		350	589	(2,929)	(13,542)
Net profit for the period		62,637	5,149	293,818	32,821
Earnings per share (sen):	25				
- Basic		9.17	0.76	43.14	4.83
- Fully diluted		9.13	-	43.03	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2004 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		2,034,717	2,069,109
Investment property		109,315	109,315
Forest concessions		306,330	311,728
Plantation development expenditure		144,162	140,824
Property development projects		87,253	90,134
Investment in associated companies		508,286	354,177
Long-term investments		383,826	356,902
Deferred tax assets		33,457	33,457
Intangible assets		323,392	337,082
Current assets:			
- Inventories		927,673	811,845
- Short-term investments		10,508	32,839
- Property development projects		10,830	11,520
- Amount due by contract customers		823	1,014
- Trade receivables		545,237	420,242
- Other receivables		233,862	320,702
- Deposits, cash and bank balances		278,227	251,927
		2,007,160	1,850,089
Current liabilities:			
- Trade payables		377,222	292,657
- Other payables		406,642	507,903
- Amount due to contract customers		990	951
- Short-term borrowings	21	164,817	148,287
- Bonds and USD Debts	21	195,239	115,120
- Tax liabilities		34,588	36,866
		1,179,498	1,101,784
Net current assets / (liabilities)		827,662	748,305
		4,758,400	4,551,033
Share capital		690,686	679,235
Reserves		1,595,166	1,343,966
Shareholders' funds		2,285,852	2,023,201
Minority interests		411,154	406,238
Long-term borrowings	21	1,530,904	1,518,349
Bonds and USD Debts	21	311,157	394,375
Deferred tax liabilities		141,075	107,443
Deferred payables		78,258	101,427
		4,758,400	4,551,033
Net tangible assets per share (RM)		2.84	2.48

(The Condensed Consolidated Balance Sheets should be read in conjunction with the

Interim report for the second quarter ended 31 December 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
31 December 2004							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares	6	11,451	-	-	-	-	11,451
Amortisation for the period		-	-	(17,528)	-	-	(17,528)
Currency translation differences		-	-	-	(20,167)	-	(20,167)
Dividend paid for the financial year ended 30 June 2004	7	-	-	-	-	(4,923)	(4,923)
Net profit for the period		-	-	-	-	293,818	293,818
Balance at 31 December 2004		690,686	515,190	811,151	35,891	232,934	2,285,852

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
31 December 2003							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Amortisation for the period		-	-	(19,468)	-	-	(19,468)
Currency translation differences		-	-	-	(2,478)	-	(2,478)
Dividend paid for the financial year ended 30 June 2003		-	-	-	-	(2,445)	(2,445)
Net profit for the period		-	-	-	-	32,821	32,821
Balance at 31 December 2003		679,235	515,190	939,981	114,594	(359,364)	1,889,636

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the second quarter ended 31 December 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/12/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 RM'000
OPERATING ACTIVITIES			
Profit before taxation		365,849	65,867
Adjustments for:			
Non-cash items (mainly depreciation)		54,993	84,069
Non-operating items (mainly associates' results & finance costs)		(123,062)	64,223
Operating profit before changes in working capital		297,780	214,159
Changes in working capital:			
Net changes in current assets		(156,984)	(112,008)
Net changes in current liabilities		(28,123)	(4,427)
Others (mainly tax paid)		(19,504)	(20,075)
		93,169	77,649
INVESTING ACTIVITIES			
Deposits received from proposed disposal of brewery division		-	199,880
Proceeds from disposal of investment property		-	158,800
Proceeds from disposal of investments		908	7,922
Others (mainly purchase of property, plant and equipment)		(37,875)	(76,257)
		(36,967)	290,345
FINANCING ACTIVITIES			
Issue of shares		11,451	-
Dividend paid to shareholders	7	(4,923)	(2,445)
Bank borrowings		5,926	(148,567)
Redemption/repayment of Bonds and USD Debts		(19,847)	(26,304)
Others (mainly interest paid)		(39,080)	(47,466)
		(46,473)	(224,782)
Net changes in cash & cash equivalents		9,729	143,212
Effects of exchange rate changes		-	-
Cash & cash equivalents at beginning of the period		197,125	284,382
Cash & cash equivalents at end of the period		206,854	427,594

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of the new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the current quarter, the issued and paid-up share capital of the Company was increased from RM679,235,465 to RM690,686,465 by the issuance of 11,451,000 new ordinary shares of RM1.00 each at an issue price of RM1.00 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM20 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the current quarter and financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM4.9 million in respect of the previous financial year ended 30 June 2004 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	1,742,526	(11,500)	1,731,026	216,610
Timber extraction and pulp and paper	167,327	-	167,327	19,270
Building materials	91,100	-	91,100	1,260
Property and construction	26,064	(1,573)	24,491	9,710
Others	46,277	-	46,277	(2,174)
	2,073,294	(13,073)	2,060,221	244,676
Unallocated costs				(1,889)
Profit from operations				242,787
Finance costs				(72,566)
Share in results of associated companies				183,930
Income from other investments				11,698
Profit before taxation				365,849

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the completion of the voluntary winding-up of Huangshi Heilen Pharmaceutical Co Ltd, a 60% owned subsidiary of Lion Biotech Pte Ltd, which is in turn a 51% owned subsidiary of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the six months ended 31 December 2004, the Group continued to record encouraging results as compared with the preceding year corresponding period. The encouraging performance was mainly attributable to the hot briquetted iron ("HBI") operation in Labuan which continued to benefit from the firm demand. The commissioning of the Electric Arc Furnace in our new steel mill plant in Banting in the middle of last financial year has also contributed to the increase in the Group's revenue.

In addition, the gain recognised in the previous quarter on the disposal of the brewery business by the associated company has further enhanced the Group's earnings.

14. Comparison with the preceding quarter's results

	Current Quarter 31/12/2004 RM'000	Previous Quarter 30/9/2004 RM'000
Net profit for the period ("Earnings")	62,637	231,181
Less : Non-recurring item		
- Gain on disposal of brewery operations (included in associates' results)	-	(135,200)
Operating Earnings	62,637	95,981
Operating Earnings per share (sen)	9.17	14.13

As reported in the previous interim report, lower performance was expected for the current quarter in view of the planned paper plant shutdown for its annual maintenance in October 2004 and also keen competition for the steel long-product operations. The Hari Raya and year-end festive period have also, to a large extent, slowed down the overall steel industry's demand.

15. Prospects

Given that the paper plant has subsequently resumed its full operations after the annual maintenance and the outlook for paper market is expected to remain strong, the operating performance of the Timber Division will continue to contribute favourably to the Group in the next quarter.

Scrap prices are currently fluctuating within a narrow range and it is likely that our HBI and scrap-based mills will be able to maintain its performance. Coupled with improving consumer sentiment during the Chinese New Year period which will benefit the retail business owned by its associated company, the Board expects a higher operational profit in the coming quarter.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2004	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2003	CURRENT YEAR TO DATE 31/12/2004	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	3,706	2,896	17,224	7,577
- Overseas	-	849	-	5,970
- deferred tax	13,900	-	33,632	4,842
	17,606	3,745	50,856	18,389
Associated companies	9,098	141	18,246	1,115
	26,704	3,886	69,102	19,504

After excluding the gain on disposal of the brewery operations (included in the current year to date associates' results) which is not subject to tax, the effective tax rate of the Group is higher than the statutory tax rate as the taxation charge is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Unquoted investments and/or properties

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	150,648
At book value	125,648
At market value	41,587

20. Status of corporate proposals

Date of Announcement	Subject	Status
9.11.2004, 9.12.2004 27.1.2005 and 4.2.2005	Proposed disposal by the Company of its 100% equity interest in Lion Klang Parade Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion.	Approvals obtained from : a) Foreign Investment Committee on 7.12.2004; b) Bank Negara Malaysia on 25.1.2005; and c) Lenders of the Company on 3.2.2005. Completed on 21 February 2005.
The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.		

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	**Long-Term** RM'000	**Total** RM'000
Bank Borrowings			
Secured	143,677	1,528,424	1,672,101
Unsecured	21,140	2,480	23,620
	164,817	1,530,904	1,695,721
Bonds and USD Debts			
Secured	195,239	311,157	506,396
	360,056	1,842,061	2,202,117

The Group's borrowings and debt securities are denominated in the following currencies:	**Foreign Currency** '000	RM'000
- Ringgit Malaysia	-	1,297,924
- US Dollar	237,764	903,504
- Chinese Renminbi	1,500	689
		2,202,117

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares in issue of 682.9 million and 681.0 million for the current quarter and financial year-to-date respectively (2003 : 679.2 million).

Fully diluted

The fully diluted EPS of 2004 is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares of 685.9 million and 682.8 million for the current quarter and financial year-to-date respectively, after adjusting for the unissued ordinary shares granted to employees pursuant to the Company's ESOS.

The fully diluted EPS of 2003 is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Second Quarter Ended 31 December 2004

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received		
		Up to December 2003	Current Year (Jan-Dec 04)		Up to December 2003	Current Year (Jan - Dec 04) Actual Received in	
			Current Quarter	Year-To-Date		Current Qtr	YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Office block	12.6	11.0	-	-	11.0	-	-
Shares in unlisted companies, industrial land, factories and shoplots in Parade and shopping centre **	161.7	-	-	7.4	-	-	7.4
	174.3						
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-
By December 2005							
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-
Total	541.3	44.9	-	7.4	44.9	-	7.4

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOC in Beijing through the provincial MC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The business of THM is encouraged under the Foreign Investment Catalogue of the PRC and needs only the approval of Tianjin MOC. The issue is resolved.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 28 February 2005. The Management of the LICB Group will closely monitor the development and endeavour to resolve this issue within the aforesaid time.

Appendix 2(b)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC (PRIOR TO THE DISPOSAL OF THE JOINT-VENTURE COMPANIES TO LION DIVERSIFIED HOLDINGS BERHAD ON 1 JUNE 2004)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 14 February 2005
1.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the Management of ACB Group is liaising very closely with LFXR to register the LUR certificate in the name of the JV Co. The JV Co expects to procure the registration by 28 February 2005. The Management of the ACB Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time.
2.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%) *	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	In addition to SHC's letter dated 20 February 2004 confirming that the JV Co. may use the POR pending the said transfer, SHC's holding company, Zong Fu Industrial (Group) Co Ltd ("ZFI") had confirmed that SHC had purchased the building from ZFI and that SHC has the right to exercise all rights as the owner of the building including leasing and operation of the building. This issue is now resolved.

* *As from 1 June 2004, these JV Cos became the subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Co.s ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*